January 9, 2020

B. Judd Hartman
General Counsel
PPD, Inc.
929 North Front Street
Wilmington, North Carolina 28401

       Re: PPD, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 20, 2019
           CIK No. 0001793294

Dear Mr. Hartman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Filed December 20, 2019

Summary Consolidated Financial Information, page 13

1. We note your response to comment 2. Please provide us with the types of items comprising the other credit agreement adjustments on page 17. Because Credit Adjusted
      EBITDA removes the effect on net income due to certain accounting pronouncements and you state that you are presenting Credit Adjusted EBITDA as a performance measure, such a measure appears to be a tailored Non-GAAP financial measure that could violate Rule 100(b) of Regulation G. Therefore, we believe you should omit this measure from the presentation. Refer to Compliance and Disclosure Interpretations on Non-GAAP
      Financial Measures (updated April 4, 2018), Question 100.04.
 B. Judd Hartman
FirstName LastNameB. Judd Hartman
PPD, Inc.
Comapany2020
January 9, NamePPD, Inc.
Page 2
January 9, 2020 Page 2
FirstName LastName
2. We note your response to comment 3. Referencing footnote (c) on page 18, cash-based compensation under the Long-Term Incentive Plan is a normal, recurring cash operating expense of the company and should not be included as an adjustment to calculate
         Adjusted EBITDA or Adjusted Net Income. Please remove this adjustment for all periods presented. Refer to Rule 100(b) of Regulation G and Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures (revised April 4,
2018), Question
         100.01.
3.       We note your response to comment 3. Referencing footnote (c) on page
18, please
         provide us with a breakdown of the amount of long-term incentive compensation under the LTIP versus the amount related to the special cash bonus compensation paid to option holders for each period presented. Please reconcile the amount of the adjustment related to the special cash bonus to compensation expense disclosed in Note 4 for fiscal years
         2016 and 2017 resulting from the November 2016 declaration and payment of a special cash dividend to option holders (Special Cash Bonuses). If possible, please quantify the portion of the Special Cash Bonus Compensation adjustment that was paid in cash and the portion that is non-cash.
Consolidated Statements of Stockholders' Deficit and Redeemable NonControlling Interest, page
F-8

4. We have read your response to comment number 11 regarding recapitalization transaction costs. We note your references to SAB Topics 1.B [sic] and 5.T [sic] as well as
         Deloitte's A Roadmap to Accounting for Business Combinations, Section 6.7.1
         Transaction Costs in a Recapitalization. It appears the cited references relate to fact patterns in which expenses are incurred by new investors on behalf of new investors. In those cases, we agree that such expenses would not be reflected as an expense of the company and a contribution of capital pursuant to SAB Topics 1:B and 5:T. However, the referenced transaction costs represent expenses incurred by the company that benefit new investors. Because such expenses were incurred by the company, we are unclear the basis for excluding company incurred expenses that have no future benefit from the determination of company net income. Please revise or advise of your accounting basis supporting the direct charge to accumulated deficit of company incurred transaction costs.
Recapitalization Investment Portfolio Liability, page F-23

5. We have read your response to comment no 13. We note your reference to the definition of contingent consideration provided in the ASC Master Glossary and your acknowledgment that it was written in the context of business combination transactions in which guidance for contingent consideration is provided in ASC 805. You further state that you believe it would be appropriate to analogize to the accounting alternatives acceptable in practice for contingent consideration associated with asset acquisitions even though this transaction was not an asset acquisition. In this regard, you provide your
 B. Judd Hartman
PPD, Inc.
January 9, 2020
Page 3
      assessment of the different accounting frameworks utilized in practice yet it is unclear when such practices emerged or which view represents predominant practice. Please provide a summary of your research regarding the number of participants adopting
      View A or B and whether such accounting was adopted after the issuance of SFAS 141R.
      Lastly, you imply that the liability associated with the Investment Portfolio meets the criteria in ASC 450-20-25-2, however the accounting for subsequent changes in the liability recorded under ASC 450 would be reflected as an expense in the statement of income as opposed to a direct entry to accumulated deficit. Given your preceding analogies to ASC 450 and 805 as well as your adoption of the fair value option for such underlying investments, please explain why the subsequent accounting for changes in the liability was not classified via analogy to ASC 805-30-35-1.b.
Note 7. Other Investments, page F-39

6. We note your responses to comments 13 and 14 regarding the Recapitalization Investment
      Portfolio. Your response indicates that "...one could infer that the ultimate settlement of the Recapitalization Investment Portfolio Liability would be triggered by distributions received from, or the disposal of, investments in Auven and venBio, the fair value of the investments accrues to the Pre-Closing Shareholders." Please provide disclosure in this footnote to describe how you are economically impacted by the Additional Recapitalization Consideration as well as identification of the specific investments that
      give rise to the economic impact.
        You may contact Robert Shapiro at (202) 551-3273 or Jim Allegretto at
(202) 551-3849
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNameB. Judd Hartman
                                                           Division of
Corporation Finance
Comapany NamePPD, Inc.
                                                           Office of Trade &
Services
January 9, 2020 Page 3
cc:       William Brentani, Esq.
FirstName LastName